Exhibit (a)(1)(I)

Dear Participants in the Analysts International Corporation Savings and Investment Plan:

You are receiving this letter and the enclosed Instruction Form in connection with the offer by American CyberSystems, Inc., a Georgia corporation (“Parent”), and ACS Merger Corp., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Parent, to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Analysts International Corporation, a Minnesota corporation (the “Company”), at a price of $6.45 per Share (“Offer Price”), net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase, dated September 3, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”). The enclosed Offer to Purchase describes the Offer in greater detail, including the conditions that must be satisfied before Purchaser will purchase Shares in the Offer. As required by law, the Company filed a Schedule 14D-9 with the Securities and Exchange Commission in connection with the Offer, a copy of which also is enclosed and which you are encouraged to read in its entirety with the Offer to Purchase.

This letter relates to the Shares held by you under the Analysts International Corporation Savings and Investment Plan (the “401(k) Plan”) that are held by Wells Fargo Bank N.A. (“Wells Fargo”) as trustee of the 401(k) Plan on your behalf. A tender of such Shares can be made only by the trustee as the holder of record. However, under the terms of the 401(k) Plan, each participant or beneficiary, including you, may decide whether to instruct Wells Fargo, as trustee, to tender the Shares allocated to your account under the 401(k) Plan for sale in accordance with the terms of the Offer. Because the 401(k) Plan passes this tender decision to you, Wells Fargo is required to follow your validly delivered instructions, provided they are in accordance with the terms of the 401(k) Plan and are not inconsistent with Wells Fargo’s responsibilities under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). You are entitled to instruct Wells Fargo whether to tender all or a portion of the Shares allocated to your account under the 401(k) Plan as of the expiration date of the tender offer. With respect to any Shares held by the 401(k) Plan that are tendered as a result of the Offer, such cash paid per Share will be paid to the 401(k) Plan on your behalf and invested in the Wells Fargo Stable Return Fund. You may transfer them to other Plan investment options after they have been allocated. This letter and the enclosed Instruction Form require your immediate attention. In accordance with the terms of the 401(k) Plan, Wells Fargo requests instructions from you as to whether you wish to have Wells Fargo tender on your behalf any or all of such Shares held by Wells Fargo for your account, pursuant to the terms and subject to the conditions set forth in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, SEPTEMBER 30, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

To instruct Wells Fargo to tender Shares held by Wells Fargo in your 401(k) Plan account, please complete the attached Instruction Form and return it to Wells Fargo Shareowner Services for tabulation in the envelope provided so it is received on or before 5:00 p.m., New York City time, September 25, 2013 (which is three business days before the Offer is currently scheduled to expire), so that your Shares may be properly tabulated and tendered by Wells Fargo before the expiration of the Offer. Please note that if Wells Fargo Shareowner Services does not receive a signed Instruction Form from you by this deadline, your Shares will not be submitted to be tendered into the Offer unless Wells Fargo determines that it is obligated to tender them.

Your attention is directed to the following:

1. The board of directors of the Company and a special committee of the board of directors of the Company consisting solely of independent directors each unanimously recommend that you tender all of your Shares into the Offer.

2. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2013 (together with any amendments thereto, “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). The Merger Agreement is more fully described in the Offer to Purchase. Following the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Parent and the separate corporate existence of Purchaser will cease. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, including any Shares held by the 401(k) Plan (other than Shares held by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent or the Company and Shares owned by shareholders entitled to demand and who properly demand dissenters’ rights in accordance with applicable law) will be canceled, and will be converted into the right to receive in cash the per Share price paid in the Offer, payable to the holder thereof, without interest, less any required withholding taxes. With respect to any Shares held by the 401(k) Plan that are canceled as a result of the Merger, such cash paid per Share will be paid to the 401(k) Plan on your behalf and invested in the Wells Fargo Stable Return Fund. You may transfer them to other Plan investment options after they have been allocated.

3. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of Monday, September 30, 2013, unless the Offer is extended or earlier terminated. Please note that if the Offer is extended, the date upon which you must submit your instruction to Wells Fargo Shareowner Services will also be extended to 5:00 p.m., New York City time, three business days before the date the Offer as so extended is scheduled to expire.

Your instructions to us will be kept confidential. In order to ensure that your instructions remain confidential, please return the enclosed Instruction Form directly to Wells Fargo Shareowner Services.

If you previously signed and returned a Letter of Transmittal in connection with Shares held by you outside your 401(k) Plan account, you must still complete the enclosed Instruction Form and return it to Wells Fargo Shareowner Services in order to tender Shares held in your 401(k) Plan account.

If you have questions relating to the 401(k) Plan, call Wells Fargo Retirement Services at 1-800-377-9188. If you have any questions with regard to the Offer to Purchase and associated tender offer materials in connection with the Offer, or if you have not received any of the offer materials, please call the Information Agent for the Offer, Alliance Advisors LLC at 855-325-6670 or e-mail the Information Agent at reorg@allianceadvisorsllc.com.

Sincerely,

Wells Fargo Bank N.A., TRUSTEE OF THE Analysts International Corporation Savings and Investment Plan

INSTRUCTION FORM

IMPORTANT: READ THIS ENTIRE INSTRUCTION FORM

Instructions to Wells Fargo Bank N.A. (the “Trustee”), trustee of the Analysts International Corporation Savings and Investment Plan (the “401(k) Plan”) with regard to the Shares allocated to my account in the 401(k) Plan in response to the Offer by ACS Merger Corp., a wholly-owned subsidiary of American CyberSystems, Inc., to purchase all outstanding shares of common stock, par value $0.10 per Share, of Analysts International Corporation (the “Shares”) at a price of $6.45 per Share net to the seller in cash (less any required withholding taxes and without interest).

The number of Shares allocated to your account as of September 10, 2013, can be found at the bottom of this Instruction Form.

Please check ONE box below:

☐	TENDER ALL of the Shares allocated to my account.

☐	☐	TENDER ONLY the number of the Shares indicated below: ________________________________________ Number of shares tendered

Number of Shares to be tendered (in whole numbers) (Please note, if the number of Shares indicated above is more than the number of Shares held in your account under the 401(k) Plan, your direction will be interpreted to be a direction to tender all of the Shares held in your account under the 401(k) Plan.)

Neither the Trustee nor the administrator of the 401(k) Plan makes any recommendation as to your decision to tender or not to tender Shares allocated to your 401(k) Plan account.

As a participant in the 401(k) Plan, I acknowledge hereby direct the Trustee to tender or not to tender the Shares allocated to my account under the 401(k) Plan as indicated above.

I understand that if I do not check one of the above boxes and sign, date and return this form to the Trustee, the Trustee will not tender the Shares allocated to my account.

, 2013
Signature	Date	Print Name

Your instructions may be changed or revoked at any time up until the deadline by delivering a new Instruction Form to Wells Fargo Shareowner Services as listed below.

By Overnight Delivery:	By Hand or Mail:

Wells Fargo Bank N.A. Shareowner Services Voluntary Corporate Actions Dept 1110 Centre Pointe Curve, Suite 101 Mendota Heights MN 55120-4100	Wells Fargo Bank N.A. Shareowner Services Voluntary Corporate Actions Dept P O Box 64854 St Paul MN 55164-0854